Exhibit 99.1

MiX Telematics Announces Financial Results for Third Quarter of Fiscal Year 2015

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R11.5719 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of December 31, 2014.

Third Quarter Highlights:

  Total subscription revenue of R253.7 million ($21.9 million), grew 15% year over year
  Subscribers increased by 16% year over year, bringing the total to over 495,000 subscribers at December 31, 2014
  Adjusted EBITDA of R68.4 million ($5.9 million), representing a 19% Adjusted EBITDA margin
  Company raises guidance for subscription revenue, total revenue and Adjusted EBITDA for the full 2015 fiscal year which ends March 31, 2015.

MIDRAND, South Africa--(BUSINESS WIRE)--February 12, 2015--MiX Telematics Limited (NYSE:MIXT) (JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), today announced financial results for its third quarter of fiscal year 2015, which ended December 31, 2014.

"Despite ongoing macro-economic headwinds and geopolitical unrest in key sales regions, our business continues to grow profitably. We have again posted an adjusted EBITDA margin in excess of 19% while investing in growth initiatives, particularly sales and marketing related efforts. This has improved our traction in the Americas where we had key wins in South America and the development of a strong North American pipeline in the quarter," said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. "We reached 495,000 total subscribers in the quarter, making us one of the largest fleet management providers in the world and we remain the only provider that has scaled global operations. Additionally, with our affordable Beam-e solution, we are in the early stages of tapping the incremental opportunity in asset tracking which is being adopted equally by our enterprise installed base and by consumers seeking a cost-effective solution for vehicle recovery. We continue to believe the combination of our global footprint, our penetration of large fleets of multi-national enterprises, best-in-class technology and ability to tap incremental growth markets with innovations like Beam-e have us poised to capture a significant portion of the growing telematics opportunity."

Financial performance for the three months ended December 31, 2014

Revenue: Total revenue was R351.5 million ($30.4 million), an increase of 13.4% compared to R309.8 million ($26.8 million) for the third quarter of fiscal year 2014. Subscription revenue was R253.7 million ($21.9 million), an increase of 15.4% compared with R219.8 million ($19.0 million) for the third quarter of fiscal year 2014. Growth in subscription revenue was driven primarily by an increase of over 66,000 subscribers, which resulted in an increase in subscribers of 15.6% from December 2013 to December 2014. Hardware and other revenue was R97.8 million ($8.5 million), an increase of 8.7% compared to R90.0 million ($7.8 million) for the third quarter of fiscal year 2014.

Gross Margin: Gross profit was R230.6 million ($19.9 million), as compared to R206.3 million ($17.8 million) for the third quarter of fiscal year 2014. Gross profit margin was 65.6%, compared to 66.6% for the third quarter of fiscal year 2014.

Operating Margin: Operating profit was R31.0 million ($2.7 million), compared to R38.4 million ($3.3 million) for the third quarter of fiscal year 2014. Operating margin was 8.8%, compared to 12.4% for the third quarter of fiscal year 2014. The decline in the operating margin is primarily as a result of restructuring costs of R10.6 million ($0.9 million) incurred by the company in the Africa and the Middle East and Australasia segments.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R68.4 million ($5.9 million) compared to R65.5 million ($5.7 million) for the third quarter of fiscal year 2014. Adjusted EBITDA margin, a non-IFRS measure, for the third quarter of fiscal year 2015 was 19.5%, compared to 21.1% for the third quarter of fiscal year 2014.

Profit for the period and earnings per share: Profit for the period was R31.9 million ($2.8 million), compared to R44.6 million ($3.9 million) in the third quarter of fiscal year 2014. Earnings per diluted ordinary share were 4 South African cents, compared to 6 South African cents in the third quarter of fiscal year 2014. For the third quarter of 2015, the calculation was based on diluted weighted average ordinary shares in issue of 804.4 million compared to 808.7 million diluted weighted average ordinary shares in issue during the third quarter of fiscal 2014.

The Company's effective tax rate for the quarter was 37.3% in comparison to 29.5% in the third quarter of fiscal 2014.

On a U.S. Dollar basis, and using the December 31, 2014 exchange rate of R11.5719 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $2.8 million, or 9 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R20.4 million ($1.8 million), compared to R26.8 million ($2.3 million) in the third quarter of the 2014 fiscal year and excludes a net foreign exchange gain of R17.7 million ($1.5 million). Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 3 South African cents, compared to 3 South African cents in the third quarter of fiscal year 2014.

On a U.S. Dollar basis, and using the December 31, 2014 exchange rate of R11.5719 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the period was $1.8 million, or 5 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At December 31, 2014, the Company had R875.7 million ($75.7 million) of cash and cash equivalents, compared to R830.4 million ($71.8 million) in the fourth quarter of fiscal year 2014. The Company generated R60.6 million ($5.2 million) in net cash from operating activities for the three months ended December 31, 2014 and invested R31.3 million ($2.7 million) in capital expenditures during the quarter, leading to free cash flow, a non-IFRS measure, of R29.3 million ($2.5 million) for the third quarter of fiscal year 2015, compared with free cash flow of R17.2 million ($1.5 million) for the third quarter of fiscal year 2014.

An explanation of non-IFRS measures used in this release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R11.5546 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of February 10, 2015.

Based on information as of today, February 12, 2015, the Company is issuing the following financial guidance for the full 2015 fiscal year:

  Revenue - R1,345 million to R1,355 million ($116.4 million to $117.3 million), which would represent revenue growth of 5.8% to 6.6% compared to fiscal year 2014.
  Subscription revenue - R985 million to R995 million ($85.2 million to $86.1 million), which would represent subscription revenue growth of 15.4% to 16.5% compared to fiscal year 2014.
  Adjusted EBITDA - R255 million to R260 million ($22.1 million to $22.5 million), which would represent a decline in Adjusted EBITDA of 9.6% to 7.9% compared to fiscal year 2014.
  Adjusted earnings per diluted ordinary share of 10.5 to 12 South African cents based on 801 million diluted ordinary shares in issue, and based on an effective tax rate of 32% to 36%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 23 to 26 U.S. cents.

For the fourth quarter of fiscal year 2015 the Company expects subscription revenue to be in the range of R253 million to R263 million ($21.9 million to $22.8 million) which would represent subscription revenue growth of 8.8% to 13.1% compared to the fourth quarter of fiscal year 2014.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on February 12, 2015 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-337-8197 (within the United States) or 0 800 982 089 (within South Africa) or 1-719-325-2492 (outside of the United States). The conference ID is 1367732.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 1367732.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE:MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE:MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the fourth quarter and full year of fiscal year 2015, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC"), as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain litigation costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO. Adjusted EBITDA does not have a standardized meaning and, accordingly, the Company's definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;
  Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of our debt;
  Adjusted EBITDA does not include interest earned on cash and cash equivalents and other financial assets;
  Adjusted EBITDA does not include certain foreign currency transaction gains and losses; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period and our other results.

Adjusted Profit and Adjusted Earnings Per Share

Adjusted profit and adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax for the relevant period.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	351,484	309,823	30,374	26,774
Cost of sales	(120,840)	(103,527)	(10,443)	(8,946)
Gross profit	230,644	206,296	19,931	17,828
Other income/(expenses) - net	3,037	307	262	27
Operating expenses	(202,669)	(168,199)	(17,514)	(14,535)
-Sales and marketing	(43,503)	(37,215)	(3,759)	(3,216)
-Administration and other charges	(159,166)	(130,984)	(13,755)	(11,319)
Operating profit	31,012	38,404	2,679	3,320
Finance income/(costs) - net	19,864	24,921	1,716	2,154
-Finance income	20,241	25,654	1,749	2,217
-Finance costs	(377)	(733)	(33)	(63)
Profit before taxation	50,876	63,325	4,395	5,474
Taxation	(18,978)	(18,708)	(1,640)	(1,617)
Profit for the period	31,898	44,617	2,755	3,857

Attributable to:
Owners of the parent	31,991	44,617	2,763	3,857
Non-controlling interests	(93)	*	(8)	*
	31,898	44,617	2,755	3,857
* Amounts less than $1,000/R1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	December 31, 2014	March 31, 2014	December 31, 2014	March 31, 2014
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	139,853	129,079	12,086	11,155
Intangible assets	772,032	692,190	66,716	59,816
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	1,712	6,677	148	577
Deferred tax assets	27,266	19,825	2,356	1,713
Total non-current assets	940,863	847,771	81,306	73,261

Current assets
Inventory	52,057	39,774	4,499	3,437
Trade and other receivables	262,217	234,839	22,660	20,294
Finance lease receivable	6,921	6,652	598	575
Taxation	7,905	7,336	683	634
Restricted cash	31,479	10,279	2,720	888
Cash and cash equivalents	875,706	830,449	75,675	71,764
Total current assets	1,236,285	1,129,329	106,835	97,592

Total assets	2,177,148	1,977,100	188,141	170,853

EQUITY
Stated capital	1,436,993	1,429,250	124,180	123,510
Other reserves	(31,575)	(58,335)	(2,729)	(5,041)
Retained earnings	397,907	300,725	34,386	25,988
Equity attributable to owners of the parent	1,803,325	1,671,640	155,837	144,457
Non-controlling interest	(744)	(10)	(64)	(1)
Total equity	1,802,581	1,671,630	155,773	144,456

LIABILITIES
Non-current liabilities
Borrowings	1,456	2,462	126	213
Deferred tax liabilities	53,616	20,601	4,633	1,780
Provisions	2,878	2,282	249	197
Share-based payment liability	1,950	—	169	—
Total non-current liabilities	59,900	25,345	5,177	2,190

Current liabilities
Trade and other payables	240,474	228,961	20,780	19,785
Borrowings	1,368	1,279	118	111
Taxation	9,583	2,912	828	252
Provisions	28,240	19,163	2,440	1,656
Bank overdraft	35,002	27,810	3,025	2,403
Total current liabilities	314,667	280,125	27,191	24,207

Total liabilities	374,567	305,470	32,368	26,397

Total equity and liabilities	2,177,148	1,977,100	188,141	170,853

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	58,655	52,544	5,069	4,541
Net financing income	2,059	221	178	19
Taxation paid	(72)	(2,628)	(6)	(227)
Net cash generated from operating activities	60,642	50,137	5,241	4,333

Cash flows from investing activities
Capital expenditure	(31,312)	(32,966)	(2,706)	(2,849)
Deferred consideration paid	(311)	—	(27)	—
Proceeds on sale of property, plant and equipment and intangible assets	2	795	*	69
Cash paid for business combination	(40,000)	—	(3,457)	—
Increase in restricted cash	(17,896)	(1,228)	(1,547)	(106)
Net cash used in investing activities	(89,517)	(33,399)	(7,737)	(2,886)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	1,960	1,473	169	127
Share issue expenses incurred in anticipation of foreign listing	—	(11,498)	—	(994)
Dividends paid to company's shareholders	—	(2)	—	*
Repayment of borrowings	—	(68)	—	(6)
Net cash generated from/(used in) financing activities	1,960	(10,095)	169	(873)
Net (decrease)/increase in cash and cash equivalents	(26,915)	6,643	(2,327)	574
Net cash and cash equivalents at the beginning of the period	847,608	703,286	73,247	60,775
Exchange gains on cash and cash equivalents	20,011	25,081	1,730	2,167
Net cash and cash equivalents at the end of the period	840,704	735,010	72,650	63,516
* Amounts less than $1,000/R1,000

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
Figures are in thousands except for subscribers	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	253,661	219,835	21,920	18,997
Adjusted EBITDA	68,385	65,512	5,909	5,663
Cash and cash equivalents	875,706	792,576	75,675	68,491
Net cash	837,880	731,056	72,406	63,175
Capital expenditure	31,312	32,966	2,706	2,849
Subscribers (number)	495,367	428,509	495,367	428,509

Notes to condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statement of financial position, income statement and statements of cash flows included in this announcement have been prepared in accordance with IFRS accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2014. No new or revised accounting standards have been adopted by the Group in fiscal 2015.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended December 31, 2014 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R11.5719 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of December 31, 2014. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.04	0.06	#	#
Diluted (R/$)	0.04	0.06	#	#
Earnings per American Depositary Share
Basic (R/$)	1.01	1.44	0.09	0.12
Diluted (R/$)	0.99	1.38	0.09	0.12
Attributable adjusted earnings per share
Basic (R/$)	0.03	0.03	#	#
Diluted (R/$)	0.03	0.03	#	#
Adjusted earnings per American Depositary Share
Basic (R/$)	0.64	0.87	0.06	0.08
Diluted (R/$)	0.63	0.83	0.05	0.07
Ordinary shares ('000)
In issue at December 31	792,838	773,688	792,838	773,688
Weighted average	791,537	773,046	791,537	773,046
Diluted weighted average	804,398	808,657	804,398	808,657
American Depositary Shares ('000)
In issue at December 31	31,714	30,948	31,714	30,948
Weighted average	31,661	30,922	31,661	30,922
Diluted weighted average	32,176	32,346	32,176	32,346
# Amount less than $0.01

4. Reconciliation of Adjusted Earnings to Profit for the Period
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	31,991	44,617	2,763	3,857
Net foreign exchange gains	(17,658)	(24,429)	(1,526)	(2,111)
Income tax effect on the above component	6,049	6,652	524	573
Adjusted earnings attributable to owners of the parent	20,382	26,840	1,761	2,319

5. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	68,385	65,512	5,909	5,663
Add:
Net realized foreign exchange losses	700	—	60	—
Net profit on sale of property, plant and equipment and intangible assets	—	225	—	19
Insurance reimbursement (1)	3,237	—	280	—
Net litigation costs (2)	700	—	60	—
Less:
Depreciation (3)	(15,700)	(13,413)	(1,357)	(1,159)
Amortization (4)	(13,182)	(12,140)	(1,139)	(1,049)
Impairment of property, plant and equipment (5)	(545)	(414)	(47)	(36)
Share-based compensation costs	(1,657)	(1,191)	(143)	(103)
Net loss on sale of property, plant and equipment and intangible assets	(188)	—	(16)	—
Restructuring costs (6)	(10,645)	—	(920)	—
Transaction costs arising from the acquisition of a business	(93)	(45)	(8)	(4)
Net realized foreign exchange gains	—	(130)	—	(11)
Operating profit	31,012	38,404	2,679	3,320
Add: Finance income/(costs) - net	19,864	24,921	1,716	2,154
Less: Taxation	(18,978)	(18,708)	(1,640)	(1,617)
Profit for the period	31,898	44,617	2,755	3,857
(1)	Insurance reimbursement related to the helicopter asset impaired during the second quarter of the 2015 fiscal year.
(2)	Includes insurance proceeds received.
(3)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(4)	Includes amortization of intangible assets (including product development costs).
(5)	Includes R0.5 million ($0.04 million) impairment of computer equipment and furniture and fittings which is related to the restructuring described in note 9: Restructuring.
(6)	Restructuring costs incurred are described in note 9: Restructuring.

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited
Adjusted EBITDA margin	19.5%	21.1%
Add:
Net realized foreign exchange losses	0.2%	—
Net profit on disposal of property, plant and equipment and intangible assets	—	0.1%
Insurance reimbursement	0.9%	—
Net litigation costs	0.2%	—
Less:
Depreciation	(4.5%)	(4.3%)
Amortization	(3.8%)	(3.9%)
Impairment of property, plant and equipment	(0.2%)	(0.2%)
Share-based compensation costs	(0.4%)	(0.4%)
Net loss on sale of property, plant and equipment and intangible assets	(0.1%)	—
Restructuring costs	(3.0%)	—
Transaction costs arising from the acquisition of a business	(0.0%)	(0.0%)
Net realized foreign exchange gains	—	(0.0%)
Operating profit margin	8.8%	12.4%
Add: Finance income/(costs) - net	5.7%	8.1%
Less: Taxation	(5.4%)	(6.1%)
Profit for the period margin	9.1%	14.4%

7. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Three Months Ended December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	60,642	50,137	5,241	4,333
Capital expenditure	(31,312)	(32,966)	(2,706)	(2,849)
Free cash flow	29,330	17,171	2,535	1,484

8. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R52.8 million ($4.6 million). No loss is considered probable under this arrangement.

Taxation

MiX Telematics International Proprietary Limited ("MiX International"), a subsidiary of the Group, claims a 150% allowance for research and development spend in terms of section 11D ("S11D") of the South African Income Tax Act of 1962 ("the Act"). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology ("DST") in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million ($0.7 million). MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not constitute qualifying expenditure in terms of the Act. MiX International is currently in the process of formally objecting to the DST’s decision to disallow the expenditure (for which a tax asset benefit of R2.7 million ($0.2 million) has been recognized). If the Group is unsuccessful in defending this specific matter, and if the same principles are applied to other projects, the Group may incur an additional taxation expense of up to R8.5 million ($0.7 million) relating to the additional 50% claimed, with a corresponding increase in current taxation payable.

9. Restructuring

During the period, the Africa and the Middle East and Australasia segments implemented restructuring plans. The total cost of the restructuring plans is expected to be approximately R10.6 million ($0.9 million). The restructuring plans are expected to result in operating cost savings for the segments in future.

10. Business combination

During the period, the Group acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a provider of specialized fleet management solutions delivered off the Group’s hardware and software platform. The purchase consideration is a cash consideration of R58.0 million ($5.0 million) of which, R18.0 million ($1.6 million), will be held in trust and is contingent on the achievement of agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015.

As per IFRS 3, the Group has 12 months from the acquisition date to finalize the at acquisition date fair values of the identified acquired assets and liabilities. From the acquisition date, revenue of R9.7 million ($0.8 million) has been recorded by the business acquired and profits of R0.3 million ($0.02 million) have been included in profit or loss.

CONTACT:
Investors:
ICR for MiX Telematics
Sheila Ennis, 1-855-564-9835
ir@mixtelematics.com